Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges & Preferred Stock Dividends

(in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before income or loss from equity investees	$100,193	$119,334	$95,812	$92,194	$86,508
Distributed income of equity investees	2,712	2,367	3,599	2,337	1,874
Fixed charges (excluding capitalized interest)	112,906	101,143	113,462	97,332	83,429
Noncontrolling interests in income of subsidiaries with no fixed charges	(3,633)	(3,482)	(3,593)	(3,095)	(3,131)

Total earnings (A)	$212,178	$219,362	$209,280	$188,768	$168,680

Fixed charges:
Interest expense	$111,420	$99,163	$111,365	$95,234	$81,617
Capitalized interest	5,549	5,301	7,865	4,069	5,691
Portion of rents representing interest	1,486	1,980	2,097	2,098	1,812

Total fixed charges (B)	$118,455	$106,444	$121,327	$101,401	$89,120

Preferred stock dividends	541	541	442	10,423	11,475
Preferred stock redemption costs	—	—	—	4,775	—

Total fixed charges and preferred stock dividends (C)	$118,996	$106,985	$121,769	$116,599	$100,595

Ratio of earnings to fixed charges (A divided by B)	1.8	2.1	1.7	1.9	1.9

Ratio of earning to combined fixed charges and preferred stock dividends (A divided by C)	1.8	2.1	1.7	1.6	1.7